Exhibit 21.1

The Princeton Review, Inc.

List of Subsidiaries

Name	Jurisdiction

Princeton Review Operations, L.L	Delaware

The Princeton Review Canada Inc	Ontario (Canada)

The Princeton Review of Orange County, LLC	Delaware

Penn Foster Education Group, Inc	Delaware

Penn Foster, Inc	Pennsylvania

ICS Holdings Ltd	Quebec (Canada)

ICS Canada Operations Ltd	Quebec (Canada)